Monthly Report - April, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        7,899,515       18,051,777
Change in unrealized gain (loss) on open              864,248      (2,688,830)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               2,681            7,837
      obligations
   Change in unrealized gain (loss) from U.S.          25,629           26,005
      Treasury obligations
Interest Income 			               24,155          103,757
Foreign exchange gain (loss) on
    margin deposits   			               30,397         (50,357)
				                 ------------    -------------
Total: Income 				            8,846,625       15,450,189

Expenses:
   Brokerage commissions 		            1,319,714        5,482,296
   Management fee 			               35,374          143,330
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  711           19,321
   Administrative expense 	       	              119,306          486,295
					         ------------    -------------
Total: Expenses 		                    1,475,105        6,131,242
Net Income(Loss)			   $        7,371,520        9,318,947
for April, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (265,222.772    $     6,987,158    251,340,467    258,327,625
units) at March 31, 2014
Addition of 		 	              0         11,080         11,080
8.961 units on April 1, 2014
Redemption of 		 	              0    (8,994,877)    (8,994,877)
(9,016.372) units on  April 30, 2014*
Net Income (Loss)               $       233,957      7,137,563      7,371,520
for April, 2014
         			   -------------   -------------   -----------


Net Asset Value at April 30, 2014
(256,296.370 units inclusive
of 81.009 additional units) 	      7,221,115    249,494,233    256,715,348
				  =============  ============= ==============


		GLOBAL MACRO TRUST April 2014 UPDATE
                      Year to Date     Net Asset
Series	  April ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       2.79% 	   3.42%  $      985.80	  236,690.515 $   233,329,623
Series 2       3.15% 	   4.89%  $    1,170.57	      102.733 $       120,256
Series 3       3.18% 	   4.98%  $    1,182.25	   17,329.109 $    20,487,361
Series 4       3.35% 	   5.68%  $    1,277.87	    2,174.013 $     2,778,108

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					May 14, 2014
Dear Investor:


The Fund registered a gain in April due to profits from trading interest rate, stock index and grain futures as well as currency forwards. Meanwhile, energy trading was marginally negative, and trading of metals, softs and livestock were each essentially flat.

Long positions in German, French, Italian, British, Japanese, Canadian, Australian and U.S. notes and bonds were profitable. Long trades in short term eurodollar and euribor futures were also profitable. The lack of inflation in the developed world, continued monetary ease among major central banks, and some flight to safety demand seemed to support fixed income prices.

Short dollar positions registered gains, especially versus the Korean won, British pound, Brazilian real and euro. Higher interest rates and/or stronger growth prospects abroad undermined the U.S. dollar.

Trading of equity futures was profitable as gains from long positions in Dutch, French, German, Spanish, British, Australian, Canadian, South
African and Singaporean indices outdistanced the losses from long positions in U.S., Japanese, Korean and Chinese indices. Equity prices were supported by improving growth dynamics in the developed economies despite the weather-related first quarter slowdown in the U.S. Continued concern about the Chinese economy did dampen enthusiasm.

Grain trading produced a fractional gain due to profits from long positions in soybeans, soybean meal, corn, wheat and soybean oil. Dry weather in the U.S. and concern about the Ukraine-Russia confrontation underpinned grain prices.
A long coffee trade was marginally profitable as bad weather in Brazil boosted Arabica prices.

Trading of energy futures was marginally negative as losses from long positions in crude oil, heating oil and London gas oil more than offset gains from a long RBOB gasoline position and trading of natural gas.

Losses from trading aluminum, lead and copper were offset by gains from a long nickel position and trading of palladium and gold.



 				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman